Puebla Resources Corp

Apartada Postal 3-3

Pitillal, Jalisco CP 48290

Mexico

May 31, 2017

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Attn: James Lopez, Legal Branch Chief

Office of Beverages, Apparel and Mining

450 Fifth Street, N.W.

Washington, D.C. 20549

Via email and EDGAR

Re:

Puebla Resources Corp. Registration Statement on Form S-1/A, Filed May 23, 2017

File No. 333-216651

Dear Mr. Lopez:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Puebla Resources Corp. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 10:00 a.m. Eastern Standard Time on June 5, 2017, or as soon thereafter as is practicable.

Thank you for your assistance.  Please call with any questions.

Puebla Resources Corp.

By: /s/ Alejandro Vargas

Alejandro Vargas, President, Chief Executive Officer, Chief Financial Officer & Director

Apartada Postal 3-3, Pitillal, Jalisco CP 48290, Mexico